UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-41431

Polestar Automotive Holding UK PLC

Assar Gabrielssons Väg 9

405 31 Göteborg, Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On November 5, 2026, Polestar Performance AB ("PPAB" and, after conversion effectiveness, "PPBV"), filed a conversion plan with the Swedish Companies Registration Office under which PPAB proposes to carry out a cross-border legal conversion of PPAB into a Dutch B.V. (besloten vennootschap). Under the plan and applicable Swedish and Dutch law implementing the EU mobility directive, PPAB would continue as the same legal entity but change its registered office, legal form and governing corporate law from Sweden to the Netherlands (the "Proposed Conversion").

The Proposed Conversion is being pursued as part of transforming Polestar into a leaner, more efficient organisation at all levels, including its holding structure, and taking into account its operations profile. PPAB has further determined that Dutch corporate law will be more efficient for PPAB as a holding company and for Group capital structure allocation purposes.  The operations and headquarters of PPBV are planned to remain in Gothenburg, Sweden.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLESTAR AUTOMOTIVE HOLDING UK PLC

Date: November 5, 2026	By:	/s/ Michael Lohscheller
	Name:	Michael Lohscheller
	Title:	Chief Executive Officer

Date: November 5, 2026	By:	/s/ Jean-François Mady
	Name:	Jean-François Mady
	Title:	Chief Financial Officer